 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject company: Wells Fargo Variable Funds Trust (SEC File Nos. 333-74283)